SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

49926T104

(CUSIP Number)

Christopher Lee, Esq.

Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, NY 10001

Telephone: (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D	Page 1 of 19 pages

1	Names of Reporting Persons KKR Knowledge Investors L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 2 of 19 pages

1	Names of Reporting Persons KKR Knowledge Investors GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person OO

CUSIP No. 49926T104	13D	Page 3 of 19 pages

1	Names of Reporting Persons KKR Next Generation Technology Growth Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 4 of 19 pages

1	Names of Reporting Persons KKR Associates NGT L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 5 of 19 pages

1	Names of Reporting Persons KKR Next Gen Tech Growth Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D	Page 6 of 19 pages

1	Names of Reporting Persons KKR Group Partnership L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 7 of 19 pages

1	Names of Reporting Persons KKR Group Holdings Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D	Page 8 of 19 pages

1	Names of Reporting Persons KKR Group Co. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D	Page 9 of 19 pages

1	Names of Reporting Persons KKR & Co. Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person CO

CUSIP No. 49926T104	13D	Page 10 of 19 pages

1	Names of Reporting Persons KKR Management LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 11 of 19 pages

1	Names of Reporting Persons Henry R. Kravis
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D	Page 12 of 19 pages

1	Names of Reporting Persons George R. Roberts
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 26,115,895
	8	Shared Voting Power 0
	9	Sole Dispositive Power 26,115,895
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,115,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.4%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D	Page 13 of 19 pages

STATEMENT ON SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the class A common stock, par value $0.00001 per share (“Class A Common Stock”) of KnowBe4, Inc., a Delaware corporation (the “Issuer”). The principal executive office is located at 33 N. Garden Avenue, Clearwater, FL 33755.

The Class A Common Stock held by the Reporting Persons (as defined below) reported on the Schedule 13D was previously reported on a Schedule 13G as most recently filed with the Securities and Exchange Commission on February 10, 2022. On October 11, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oranje Holdco, LLC, a Delaware limited liability company (“Parent”) and Oranje Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Vista Equity Partners Management, LLC (“Vista”). In connection with the Merger, on October 11, 2022, Parent and the Issuer entered into support agreements with (a) Stu Sjouwerman, founder, Chairman and Chief Executive Officer of the Issuer, and an affiliate of Mr. Sjouwerman (together, the “Founder”), (b) KKR Knowledge Investors L.P. (“KKR Knowledge”) and (c) Elephant Partners I, L.P., Elephant Partners 2019 SPV-A, L.P. and Elephant Partners II, L.P. (such funds, collectively, “Elephant”). In addition, Vista entered into a support agreement with the Issuer. We refer to the support agreement to which KKR Knowledge is a party as the “KKR Knowledge Support Agreement” and the support agreements with each of the Founder, Elephant, KKR Knowledge and Vista as the “Support Agreements.” Pursuant to their respective Support Agreements, the Founder and Elephant have agreed to rollover a portion of their existing equity in the Issuer into an ownership interest in the parent company of Parent. Pursuant to the KKR Knowledge Support Agreement, KKR Knowledge has the ability to rollover a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent (the “KKR Rollover”), which KKR Rollover, if any, shall reduce dollar-for-dollar the amount of its equity contribution to Parent pursuant to KKR Knowledge’s Equity Commitment Letter (as defined below). By virtue of the KKR Knowledge Support Agreement and the obligations and rights thereunder, the Reporting Persons may be deemed to be in a “group” with investment funds affiliated with Vista (together with the Reporting Persons, the “Investors”) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing descriptions of the KKR Knowledge Support Agreement and the Equity Commitment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

(i)	KKR Knowledge Investors L.P., a Delaware limited partnership (“KKR Knowledge”);

(ii)	KKR Knowledge Investors GP LLC, a Delaware limited liability company (“KKR Knowledge GP”);

(iii)	KKR Next Generation Technology Growth Fund L.P., a Cayman Islands exempted limited partnership (“KKR Next Generation L.P.”);

CUSIP No. 49926T104	13D	Page 14 of 19 pages

(iv)	KKR Associates NGT L.P., a Cayman Islands exempted limited partnership (“KKR Associates”);

(v)	KKR Next Gen Tech Growth Limited, a Cayman Islands exempted company with limited liability (“KKR Next Gen Growth”);

(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership (“KKR Group Partnership”);

(vii)	KKR Group Holdings Corp., a Delaware corporation (“KKR Group Holdings”);

(viii)	KKR Group Co. Inc., a Delaware corporation (“KKR Group Co.”);

(ix)	KKR & Co. Inc., a Delaware corporation (“KKR & Co.”);

(x)	KKR Management LLP, a Delaware limited liability partnership (“KKR Management”);

(xi)	Henry R. Kravis, a United States citizen; and

(xii)	George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

KKR Knowledge GP is the general partner of KKR Knowledge. KKR Next Generation L.P. is the sole member of KKR Knowledge GP. KKR Associates is the general partner of KKR Next Generation L.P. KKR Next Gen Growth is the general partner of KKR Associates. KKR Group Partnership is the sole shareholder of KKR Next Gen Growth. KKR Group Holdings is the general partner of KKR Group Partnership. KKR Group Co. is the sole shareholder of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group Co. KKR Management is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. and KKR Group Co. Inc. The executive officers of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, Sorkin and Ryan Stork and the executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Kathryn King Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference. Each of Messrs. Bae, Nuttall, Sorkin and Stork and Ms. Sudol is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 1.

(b) The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

30 Hudson Yards

New York, NY 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(c) Each of KKR Group Partnership, KKR Group Holdings, KKR Group Co., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. KKR Knowledge is principally engaged in the business of investing in securities. Each of KKR Knowledge GP, KKR Next Generation L.P., KKR Associates and KKR Next Gen Growth is each principally engaged in the business of being a general partner or sole or managing member, as described above and managing investments through other partnerships and limited liability companies. The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

By virtue of the agreements made pursuant to the KKR Knowledge Support Agreement and the Equity Commitment Letter, the Investors may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D are hereby incorporated by reference into this Item 3. In connection with the closing of the Issuer’s initial public offering on April 21, 2021, each share of Common Stock and preferred stock then held by the Reporting Persons was reclassified as one share of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. The source of funds used for the purchases described herein were from capital contributions of the Reporting Persons and/or their respective partners or members.

CUSIP No. 49926T104	13D	Page 15 of 19 pages

Item 4.	Purpose of Transaction.

The information set forth in Items 1 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

KKR Knowledge Support Agreement

In connection with entering to the Merger, on October 11, 2022, (1) Parent and the Issuer entered into the Support Agreements with each of (a) the Founder, (b) KKR Knowledge and (c) Elephant; and (2) the Issuer entered into a support agreement with investment funds affiliated with Vista. Consistent with the other Support Agreements, under the KKR Knowledge Support Agreement, KKR Knowledge agreed to vote all of its shares of the Issuer’s Common Stock in favor of the Merger, subject to certain terms and conditions contained therein. In addition, consistent with the other Support Agreements, KKR Knowledge has the ability to rollover a portion of its existing equity in the Issuer into an ownership interest in the parent company of Parent in connection with a reduction of its equity contribution to Parent. The KKR Knowledge Support Agreement terminates in certain circumstances, including the valid termination of the Merger in accordance with its terms. KKR Knowledge is not party to any of the Support Agreements other than the KKR Knowledge Support Agreement.

Equity Commitment Letter

Pursuant to an equity commitment letter (the “Equity Commitment Letter”) dated October 11, 2022, KKR Knowledge committed to provide Parent, at or prior to the closing of the Merger, with an aggregate equity contribution of up to approximately $300.0 million (which amount may be reduced dollar-for-dollar by the amount of any KKR Rollover).

The foregoing descriptions of the KKR Knowledge Support Agreement and the Equity Commitment do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the KKR Knowledge Support Agreement and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Subject to the terms of the KKR Knowledge Support Agreement, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, the Reporting Persons have engaged and intend to continue to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.

Furthermore, the Merger may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer and other material changes in the Issuer’s business or corporate structure.

Mr. Stephen Shanley, an executive of KKR, is currently a member of the board of directors of the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

CUSIP No. 49926T104	13D	Page 16 of 19 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

KKR Knowledge holds 26,115,895 shares of Class B common stock, par value $0.00001 (“Class B Common Stock”) of the Issuer convertible at any time at the option of the holder into 26,115,895 shares of Class A Common Stock of the Issuer, representing approximately 23.4% of the outstanding shares of Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Calculations of the Class A Common Stock beneficially owned assume 85,625,434 shares of Class A Common Stock of the Issuer outstanding as of October 10, 2022, as disclosed in the Merger Agreement, filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2022 plus the 26,115,895 shares of Class B Common Stock convertible at any time at the option of the holder into 26,115,895 shares of Class A Common Stock, which shares will also convert automatically upon certain events specified in the Issuer’s amended and restated certificate of incorporation. Class A Common Stock has one vote per share and Class B Common Stock has 10 votes per share. The Common Stock held by the Reporting Persons represents 14.8% of the total Common Stock of the Issuer outstanding, assuming 85,625,434 shares of Class A Common Stock and 90,452,534 shares of Class B Common Stock of the Issuer outstanding as of October 10, 2022, as disclosed in the Merger Agreement, filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2022.

KKR Knowledge GP (as the general partner of KKR Knowledge), KKR Next Generation L.P. (as the sole member of KKR Knowledge GP), KKR Associates (as the general partner of KKR Next Generation L.P.), KKR Next Gen Growth (as the general partner of KKR Associates), KKR Group Partnership (as the sole shareholder of KKR Next Gen Growth), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR Group Co. (as the sole shareholder of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group Co.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the KKR Knowledge Support Agreement and Equity Commitment Letter, each of the Reporting Persons may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act with the other Investors. Each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

(c)    Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Class A Common Stock during the 60 calendar days preceding the date of this filing.

(d)    To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)    Not applicable.

CUSIP No. 49926T104	13D	Page 17 of 19 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 1 above summarizes certain provisions of the KKR Knowledge Support Agreement and the Equity Commitment Letter, and is incorporated herein by reference. A copy of each such agreements is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Powers of Attorney granted by Henry R. Kravis, George R. Roberts and Robert H. Lewin.

3	Support Agreement, dated as of October 11, 2022, by and among KnowBe4, Inc., KKR Knowledge Investors L.P. and Oranje Holdco, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 13, 2022).

4	Equity Commitment Letter, executed by KKR Knowledge Investors L.P. and accepted and agreed to by Oranje Holdco, LLC, dated October 11, 2022.

CUSIP No. 49926T104	13D	Page 18 of 19 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:    October 14, 2022

KKR KNOWLEDGE INVESTORS L.P.
By: KKR Knowledge Investors GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR KNOWLEDGE INVESTORS GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR NEXT GENERATION TECHNOLOGY GROWTH FUND L.P.
By: KKR Associates NGT L.P. its general partner
By: KKR Next Gen Tech Growth Limited, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR ASSOCIATES NGT L.P.
By: KKR Next Gen Tech Growth Limited, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

CUSIP No. 49926T104	13D	Page 19 of 19 pages

KKR NEXT GEN TECH GROWTH LIMITED

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact for Robert H. Lewin, Director

KKR GROUP PARTNERSHIP L.P.
By: KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact